Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

We, ICZOOM Group Inc. (the “Company”), are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong.

We are a technology-driven company running an ecommerce trading platform and are primarily engaged in sales of electronic component products to customers in the PRC. Major electronic component products we sold to customers through our online e-commerce platform fall into two broad product categories: semiconductor products (such as integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/ electromechanical, etc.) and equipment, tools and other electronic component products (such as Maintenance, Repair and Operations (“MRO”), and various design tools, etc.). These products are primarily used by customers in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics, industry control segment with primary target customers being China small and medium-sized enterprises (“SMEs”). In addition to sales of electronic component products, we also provide services to customers to earn service commission fees, such services include, but not limit to, order fulfilment, temporary warehousing, logistic and shipping, and customs clearance, etc.

Built upon our proprietary industry knowledge and coupled with our SaaS suite, we are committed to working with our clients to understand their needs and challenges and offering suitable products and services to help them meet their respective needs. Our mission is to transform the traditional electronic component distribution business by offering SME customers integrated solutions and help them introduce innovative products, reduce their time to market, and enhance their overall competitiveness.

We primarily generate revenue from sales of electronic components products to customers. In addition, we have certain amount of revenue from service commission fee for services provided to our customers including, but not limit to, customs clearance, warehousing and product shipping and delivery services.

Our Organization

Our revenues decreased by $32,486,953, or 27.0%, from $120,207,506 for the six months ended December 31, 2022 to $87,720,553 for the six months ended December 31, 2023. Revenues from sales of electronic component products accounted for 98.4% and 98.4% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. Revenues from service commission fees accounted for 1.6% and 1.6% of our total revenues for the six months ended December 31, 2023 and 2022, respectively.

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$86,329,512	98.4%	$118,348,676	98.4%	$(32,019,164)	(27.1)%
Service commission fee	1,391,041	1.6%	1,858,830	1.6%	(467,789)	(25.2)%
Total revenue	$87,720,553	100.0%	$120,207,506	100.0%	$(32,486,953)	(27.0)%

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Effectiveness of Risk Management

The success of our business relies heavily on our ability to effectively evaluate customers’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment model and disciplined risk management approach to minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities enable us to select high-quality SME customers whose financial conditions and background meet our selection criteria. There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether customer payments due will be collected when due. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 19 provinces in China, with significant customers located in Guangdong Province, Jiangsu Province, Liaoning Province, Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% of the provinces in China within the next 1-2 years. For the six months ended December 31, 2023 and 2022, we had total 634 and 653 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. For the six months ended December 31, 2023 and 2022, our top 10 customers in aggregate accounted for 26.4% and 28.0% of the total revenue, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stop purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

Our brand is integral to our sales and marketing efforts. We will promote our company brand to enhance customer recognition of our company brand; at the same time, we will increase our customers’ stickiness through our SaaS services. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our electronic component products and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our ability to establish and retain long-term strategic relationship with suppliers

We source our products from various suppliers, mainly including some of the top brand-name suppliers in electronic component product categories. Maintaining good relationships with these suppliers and procuring products from suppliers on favorable terms are important to the growth of our business. With the growth of our e-commerce platform, we expect we will be able to continuously provide more demand information to our suppliers. However, there can be no assurance that our current suppliers will continue to sell electronic component products to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic component products in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, we may not be able to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or exchange privileges, our working capital requirements may increase and our operations may be materially and adversely affected. Any deterioration in our relationship with major suppliers, or a failure to timely resolve disputes with or complaints from our major suppliers, could materially and adversely affect our business, prospects and results of operations.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Because orders from SMEs are often very complicated and the order amount is small, the cost of serving them for the existing traditional business model is relatively high. We reduce our operating cost through our advanced e-commerce business model and effectively serve SMEs at an effective low cost. Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including third-party electronic component product purchase costs, tariffs, inbound freight and shipping costs, warehouse lease and overhead costs and business taxes) have a direct impact on our profitability. The inventory purchase costs are subject to price volatility and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Price increases may adversely impact our financial results. In addition, our staffing costs (including salary and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staffs exceed our estimates, our profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The electronic component procurement market in China is intensely competitive. We face competition from large information based B2B e-commerce companies, offline distributors, vendors, and traders of electronic components, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms. Some of our current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the six months ended December 31,
	2023 (Unaudited)	2022 (Unaudited)	Variances	%
Sales of electronic components:
Sales of semiconductor products	87.0%	89.0%
Sales of equipment, tools and others	11.4%	9.4%
Total sales of electronic component products	98.4%	98.4%
Service commission fee	1.6%	1.6%
Total revenue	100.00%	100.00%

Number of customers for electronic component products	487	521	(34)	(6.5)%
Number of customers for services	147	132	15	11.4%
Total number of customers	634	653	(19)	(2.9)%

Stock-keeping unit (SKU) available for sale-Semiconductor	6,955	12,457	(5,502)	(44.2)%
Stock-keeping unit (SKU) available for sale-Equipment and tools	1,418	1,599	(181)	(11.3)%
Total SKUs	8,373	14,056	(5,683)	(40.4)%

Sales volume for semiconductor (Unit)	552,511,982	546,449,380	6,062,602	1.1%
Sales volume for equipment, tools and others (Unit)	4,626,382	11,119,870	(6,493,488)	(58.4)%
Total sales volume of electronic component products	557,138,364	557,569,250	(430,886)	(0.1)%

Average selling price of semiconductor	$0.14	$0.20	$(0.06)	(30.0)%
Average selling price of equipment, tools and others	$2.17	$1.02	$1.15	113.4%

Revenues from sales of electronic component products accounted and 98.4% and 98. 4% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. Electronic component products sold to customers by us fall into two categories: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical and our equipment, tools and other electronic component products primarily include various MRO, and design tools.

Total SKUs sold to customers decreased by 40.4% from 14,056 different products for the six months ended December 31, 2022 (including 12,457 different variety of semiconductor products and 1,599 different variety of equipment and tools products) to 8,373 different products for the six months ended December 31, 2023 (including 6,955 different variety of semiconductor products and 1,418 different variety of equipment and tools products). The decrease in variety of product offerings reflected the decreased demand from the end of customers as some of them had stocked up heavily in prior fiscal years and still carried over comparatively high inventories. Thus, the number of customers for our electronic component products decreased by 2.9% from 653 customers for the six months ended December 31, 2022 to 634 customers for the six months ended December 31, 2023. We also count the number of the repeat customers, measured by the number of the customers who made orders in the current period with transaction records with us in the last five fiscal years. And the number of the repeat customers for the six months ended December 31, 2023 was 523, and the repeat customers accounted for 82.5% of the total customers for the six months ended December 31, 2023 while the repeat customers accounted for only 76.1% for the six months ended December 31, 2022. Our customers are mainly SMEs who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and the large number of the SKUs enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long-term business relationship with our customers. Therefore, the increasing percentage of the repeat customers reflected the increasing high satisfactions and loyalty of our existing customers who made orders on our platform, as one of the indicators of the performance of our services and business. Our management references to the number of repeat customers to monitor our customers’ satisfaction levels and takes it into consideration for the future development of the business. These factors led to a 27.1% decrease in our total revenue from sales of electronic component products for the six months ended December 31, 2022 to the six months ended December 31, 2023.

Service commission fee revenue from providing customs clearance, temporary warehousing, and logistic and shipping services to customers accounted for 1.6% and 1. 6% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. We earn a commission fee ranging from 0.15% to 2.0% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. Number of customers for our services increased by 11.4% from 132 customers for the six months ended December 31, 2022 to 147 for the six months ended December 31, 2023.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, tariffs, inbound freight costs, warehouse lease and overhead costs and business taxes) and sales taxes. Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 97.5% and 97.4% of our total revenue for the six months ended December 31, 2023 and 2022, respectively.

Our gross margin was 2.5% for the six months ended December 31, 2023, a decrease by 0.1% from gross margin of 2.6% for the six months ended December 31, 2022 Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more revenue comes from products with lower costs and higher margin, while our gross margin decreases when more revenue comes from products with higher costs and lower margin. For the six months ended December 31, 2023, we earned more revenue from products with higher costs and lower margin. These factors led to the decrease in our gross profit and in gross margin. See detailed discussion under “Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, and general and administrative expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, warehouse rental expense, shipping and delivery expenses, tariff expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses accounted for 0.9% and 0.8% of our total revenue for the six months ended December 31, 2023 and 2022, respectively. Our selling expenses in terms of our total revenue increased from 0.8% for the six months ended December 31, 2022 to 0.9% for the six months ended December 31, 2023, however, due to decreased total revenue, in terms of dollar amount, our total selling expenses decreased by $197,895 or 20.3%for the six months ended December 31, 2023 compared to for the six months ended December 31, 2022, and the decrease was largely due to the decrease of salary expense due to downsize of the sales team by 4 employees per month on average.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses. General and administrative expenses were 1.7% and 1.1% of our revenue for the six months ended December 31, 2023 and 2022, respectively. Our general and administrative expenses in terms of our total revenue increased from 1.1% in first half of fiscal year 2023 to 1.7% in first half of fiscal year 2024, although the total revenue decreased by 27.0%, our total general and administrative expenses increased by $215,232 or 16.5% in terms of dollar amount, for the six months ended December 31, 2023 compared to for the six months ended December 31, 2022, and the increase was largely due to the increase in salaries for senior management and the increase of transportation, travel and meals expenses to maintaining investor relations incurred in promoting our brand and the increase in professional fees as a result of legal services and services related to the maintenance of investor relations.

Results of Operations

The following table summarizes our operating results as reflected in our statements of income and comprehensive income during the six months ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$86,329,512	98.4%	$118,348,676	98.4%	$(32,019,164)	(27.1)%
Service commission fee	1,391,041	1.6%	1,858,830	1.6%	(467,789)	(25.2)%
Total revenue	87,720,553	100.0%	120,207,506	100.0%	(32,486,953)	(27.0)%
Cost of revenues	85,533,907	97.5%	117,108,678	97.4%	(31,574,771)	(27.0)%
Gross profit	2,186,646	2.5%	3,098,828	2.6%	(912,182)	(29.4)%

Operating expenses
Selling expenses	776,007	0.9%	973,902	0.8%	(197,895)	(20.3)%
General and administrative expenses	1,523,002	1.7%	1,307,770	1.1%	215,232	16.5%
Total operating expenses	2,299,009	2.6%	2,281,672	1.9%	17,337	0.8%
(Loss)/Income from operations	(112,363)	(0.1)%	817,156	0.7%	(929,519)	(113.8)%

Other income (expenses)
Interest expenses	(351,806)	(0.4)%	(234,738)	(0.2)%	(117,068)	49.9%
Income from short-term investment	59,174	0.1%	6,913	0.0%	52,261	756.0%
Foreign exchange transaction (loss)/gain	(559,655)	(0.6)%	418,866	0.4%	(978,521)	(233.6)%
Subsidy income	11,409	0.0%	31,826	0.0%	(20,417)	(64.2)%
Other expenses	(93,481)	(0.1)%	(112,254)	(0.1)%	18,773	(16.7)%
Total other (expenses)/income, net	(934,359)	(1.1)%	110,613	0.1%	(1,044,972)	(944.7)%
(Loss)/income before income tax provisions/benefits	(1,046,722)	(1.2)%	927,769	0.8%	(1,974,491)	(212.8)%
INCOME TAX (BENEFIT)/EXPENSES	(324,977)	(0.4)%	1,052	0.0%	(326,029)	(30,991.3)%
Net (loss)/income	$(721,745)	(0.8)%	$926,717	0.8%	$(1,648,462)	(177.9)%

Revenue.

We generated revenue from the sales of electronic components and the service commission fees. Our total revenue decreased by $32.5 million or 27.0%, to $87.7 million for the six months ended December 31 2023 from $120.2 million for the six months ended December 31, 2022. The decrease was largely attributable to the reduced demand from the customers as some of the customers stocked up heavily in prior fiscal years and still carried over comparatively high inventories. The number of customers for our electronic component products and services decreased by 19 or 2.9%, from 653 for the six months ended December 31, 2022 to 634 for the six months ended December 31 2023.

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$76,288,843	87.0%	$107,038,386	89.0%	$(30,749,543)	(28.7)%
Revenue from sales of equipment, tools and others	10,040,669	11.4%	11,310,290	9.4%	(1,269,621)	(11.2)%
Subtotal of sales of electronic component products	86,329,512	98.4%	118,348,676	98.4%	(32,019,164)	(27.1)%

Service commission fee	1,391,041	1.6%	1,858,830	1.6%	(467,789)	(25.2)%
Total revenue	$87,720,553	100.0%	$120,207,506	100.0%	$(32,486,953)	(27.0)%

(1) Revenue from sales of electronic component products

Revenue from sales of electronic components decreased by $32.0 million or 27.1%, to $86.3 million for the six months ended December 31, 2023 from $118.3 million for the six months ended December 31, 2022.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the six months ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$30,881,697	$9,097,914
Power/Circuit Protection	7,381,913	5,845,672
Discretes	7,274,989	8,586,905
Passive Components	22,672,366	71,790,069
Optoelectronics/Electromechanical	3,240,380	5,336,787
Other semiconductor products	4,837,497	6,381,039

Equipment, tools and others:
Equipment	4,531,976	5,501,886
Tools and others	5,508,694	5,808,404
Total sales of electronic components products	$86,329,512	$118,348,676
Service commission fees	1,391,041	1,858,830
Total revenue	$87,720,553	$120,207,506

Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical, etc. Revenue from sales of electronic components decreased primarily due to the decreased sales of passive components as the passive components were stocked up heavily by some customers last fiscal year and the demand for them decreased during this period. Our total SKU of semiconductor sold decreased by 5,502, or 44.2% from 12,457 for the six months ended December 31, 2022 to 6,955 for the six months ended December 31, 2023, reflected the reduced demands from the end of customers.

(2) Service commission fees

Service commission fees decreased by $0.47 million or 25.2%, to $1.39 million for the six months ended December 31, 2023 from $1.86 million for the six months ended December 31, 2022. We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. Number of customers for our services increased by 11.4% from 132 customers for the six months ended December 31, 2022 to 147 for the six months ended December 31, 2023, however, due to the decreased in total merchandise value involved in the transactions, the service mission fees decreased for the six months ended December 31, 2023 compared to the six months ended December 31, 2022.

Cost of Revenues

Our cost of revenues primarily consists of third-party products purchase price, tariffs associated with import products from overseas suppliers, inbound freight costs, warehousing and overhead costs and business taxes.

The following table sets forth the breakdown of our cost of revenues for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)
	Amount	% of total cost	Amount	% of total cost	Variances	%
Third-party products purchase costs	$84,428,127	98.7%	$116,101,909	99.1%	$(31,673,782)	(27.3)%
Tariffs	577,332	0.7%	486,115	0.4%	91,217	18.8%
Inbound shipping and delivery costs	249,883	0.3%	250,996	0.2%	(1,113)	(0.4)%
Warehouse lease and overhead costs	229,777	0.3%	220,901	0.2%	8,876	4.0%
Business taxes	48,788	0.0%	48,757	0.1%	31	0.1%
Total cost of revenues	$85,533,907	100.0%	$117,108,678	100.0%	$(31,574,771)	(27.0)%

Total cost of revenue decreased by $31.6 million, or 27.0%, from $117.1 million for the six months ended December 31, 2022 to $85.5 million for the six months ended December 31, 2023. The decrease in our cost of revenue was largely attributable to decreased third-party product purchase costs which were in line with the decrease of the sales of electronic component products. The third-party product purchase costs decreased by 31.7 or 27.3% from 116.10 million for the six months ended December 31, 2022 to 84.4 million for the six months ended December 31, 2023. On the other hand, tariffs increased by 91,217 or 18.8% from 0.47 million for the six months ended December 31, 2022 to 0.58 million for the six months ended December 31, 2023. The increase was due to increased purchases of high-tariff electronic components from the overseas suppliers as the product mix changed. the combined factors led to the decrease of the total cost of revenues.

Gross profit

Our gross profit decreased by $0.91 million or 29.4%, from $3.1 million for the six months ended December 31, 2022 to $2.2 million for the six months ended December 31, 2023. Our gross margin decreased by 0.1%, from 2.6% for the six months ended December 31, 2022 to 2.5% for the six months ended December 31, 2023. Our gross profit and gross margin are affected by sales of different product mix during each reporting period. For the six months ended December 31, 2023, we earned more revenue from products with higher costs and lower margin, which led to the decrease in both our gross profit and our gross margin.

Total operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Total revenues:	$87,720,553	100.0%	$120,207,506	100.0%	$(32,486,953)	(27.0)%
Operating expenses:
Selling expenses	776,007	0.9%	973,902	0.8%	(197,895)	(20.3)%
General and administrative expenses	1,523,002	1.7%	1,307,770	1.1%	215,232	16.5%
Total operating expenses	$2,299,009	2.6%	$2,281,672	1.9%	$17,337	0.8%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, office rental expense, shipping and delivery expenses, customs clearance, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$381,872	49.2%	$520,319	53.4%	$(138,448)	(26.6)%
Lease expense	3,992	0.5%	34,575	3.5%	(30,582)	(88.5)%
Shipping and delivery expenses	201,503	26.0%	218,586	22.4%	(17,083)	(7.8)%
Sales promotion	43,103	5.6%	26,023	2.7%	17,081	65.6%
Business travel and meals expenses	21,336	2.7%	23,182	2.4%	(1,846)	(8.0)%
Tariffs	10,705	1.4%	13,966	1.4%	(3,261)	(23.3)%
Utility and office expenses	31,228	4.0%	42,337	4.4%	(11,109)	(26.2)%
Depreciation and amortization	77,578	10.0%	70,949	7.3%	6,629	9.3%
Other sales promotion related expenses	4,690	0.6%	23,966	2.5%	(19,276)	(80.4)%
Total selling expenses	$776,007	100.0%	$973,902	100.0%	$(197,895)	(20.3)%

Our selling expenses decreased by $197,895 or 20.3%, from $973,902 for the six months ended December 31, 2022 to $776,007 for the six months ended December 31, 2023, primarily attributable to that (i) salary and employee benefit expenses decreased by $138,448 or 26.6% from $520,319 for the six months ended December 31, 2022 to $381,872 for the six months ended December 31, 2023 because of the reduced bonus to the sales team as our total revenue decreased; (ii) lease expenses decreased by $30,582, due to we no longer rented the Huaqiangbei office during the period; (iii) shipping and delivery expenses decreased by $17,083, due to decreased sales volume of electronic components; (iv) utility and office expenses decreased by $11,109, due to the stricter expense control during the period; The decrease was offset by the increase of $17,081 in the sales promotion which was due to more sales discount offered to customers to collect the receivables and to stimulate the sales. These above-mentioned factors combined led to the decrease in our selling expenses for the six months ended December 31, 2023 as compared to the six months ended December 31, 2022.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses.

	For the six months ended December 31,
	2023 (Unaudited)		2022 (Unaudited)		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$567,637	37.3%	$448,925	34.3%	$118,712	26.4%
Stock-based compensation expenses	-	0.0%	33,618	2.6%	(33,618)	(100.0)%
Rent expense	-	0.0%	579	0.0%	(579)	(100.0)%
Depreciation and amortization	126,056	8.3%	100,485	7.7%	25,571	25.4%
Bad debt reserve expenses	-	0.0%	1,851	0.1%	(1,851)	(100.0)%
Transportation, travel and meals expenses	128,959	8.5%	67,360	5.2%	61,599	91.4%
Office supply and utility expenses	23,088	1.5%	29,200	2.2%	(6,111)	(20.9)%
Professional service fee	381,343	25.0%	326,085	24.9%	55,258	16.9%
Bank charges	59,725	3.9%	45,100	3.5%	14,625	32.4%
Insurance	4,272	0.3%	4,113	0.3%	159	3.9%
Research and development expenses	196,919	12.9%	250,454	19.2%	(53,535)	(21.4)%
Others	35,003	2.3%	-	0.0%	35,003	100.0%
Total general and administrative expenses	$1,523,002	100.0%	$1,307,770	100.0%	$215,232	16.5%

Our general and administrative expenses increased by $215,232 or 16.5% from $1,307,770 for the six months ended December 31, 2022 to $1,523,002 for the six months ended December 31, 2023, primarily attributable to (i) increased Salary and employee benefit expenses due to the increased salaries to the senior management; and (ii) increased professional service fee due to the legal service and service in relation to maintained investor relationship after the IPO.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses. Other expense decreased by 1.04 million from other income of $110,613 for the six months ended December 31, 2022 to other expense of 934,359, which is mainly due to foreign exchange loss increased by $978,521 from foreign exchange gain of $ 418,866 for the six months ended December 31, 2022 to foreign exchange loss of $559,655 for the six months ended December 31, 2023, due to more exchange loss derived from the unfavourable USD and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Income tax (benefit)/expenses

Our income tax benefits was $324,977 for the six months ended December 31, 2023, an increase of $0.3 million due to the company recorded a loss for the six months ended December 31, 2023.

Net (loss)/Income

As a result of the foregoing, we reported a net loss of $0.72 million for the six months ended December 31, 2023, representing a $1.6 million increased from the net income of $0.93 million for the six months ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $6.7 million in cash and restricted cash on hand as compared to $6.4 million as of June 30, 2023. We also had $53.1 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. We believe that our customers are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them and the remaining balance is expected to be collected by June 30, 2024.

Current foreign exchange and other regulations in the PRC may restrict the PRC operating entities in their ability to transfer their net assets to the Company and its subsidiaries in Hong Kong. However, these restrictions have no impact on the ability of these PRC operating entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

As of December 31, 2023, we had advances to suppliers of $1.9 million representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. 87.0% or $1.6 million of the advance to suppliers balance as of December 31, 2023 has been realized by April 30, 2024.

As of December 31, 2023, we had outstanding accounts payable (“AP”) of $23.8 million, representing balance due to suppliers for purchase of electronic components products. 97.6% or $23.2 million of the AP balance as of December 31, 2023 has been realized by April 30, 2024.

As of December 31, 2023, we had contract liabilities of $2.0 million, recognized for contracts where payment has been received in advance of delivery. 84.5% or $1.7 million of the contract liabilities balance as of December 31, 2023 has been realized by April 30, 2024.

As of December 31, 2023, we had outstanding bank loans of approximately $14.3 million. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history.

As of December 31, 2023, our working capital amounted to approximately $14.3 million. We intend to finance our future working capital requirements from cash generated from operating activities, the proceed form public offering, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filling.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,026,221)	$(1,905,166)
Net cash used in investing activities	(127,888)	(94,510)
Net cash provided by financing activities	2,987,399	2,023,947
Effect of exchange rate fluctuation on cash and restricted cash	(1,568,816)	1,839,803
Net increase in cash and restricted cash	264,474	1,864,074
Cash and restricted cash at beginning of period	6,413,367	2,952,023
Cash and restricted cash at end of period	$6,677,841	$4,816,097

Operating Activities

Net cash used in operating activities was $1,026,221 for the six months ended December 31, 2023, which primarily consisted of the following:

●	Net loss of $721,745 for the six months ended December 31, 2023.

●	A decrease in accounts receivable of $28,931,833. The decrease was because the reduced revenue and increased collection from the customers.

●	An increase in advance to suppliers of $279,267 as some electronic components purchased from suppliers required more upfront repayments.

●

An increase in deferred revenue of $264,015. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	A decrease in accounts payable of $27.7 million as some electronic components purchased from suppliers required more upfront repayments. The decrease was due to the reduced purchased goods from the third parties.

Net cash used in operating activities was $1,905,166 for the six months ended December 31, 2022, which primarily consisted of the following:

●	Net income of $926,717 for the six months ended December 31, 2022.

●	An increase in accounts receivable of $8,401,208. The increase was because that the customers affected by the outbreak of Omicron were granted extended credit terms.

●	A decrease in advance to suppliers of $5,255,103 as some electronic components purchased from suppliers required less or no repayments.

●	A decrease in contract liabilities of $738,116. The decrease was due to the fact that enterprises completed the delivery of goods with performance obligations under contracts during the reporting period.

Investing Activities

Net cash used in investing activities amounted to $127,888 for the six months ended December 31, 2023, primarily consisting of purchase of property and equipment of $70,490, purchase of intangible assets of $57,398, an increase in short-term investment $1,129,600 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $1,129,600 short-term investments proceeds upon maturity.

Net cash used in investing activities amounted to $94,510 for the six months ended December 31, 2022, primarily consisting of purchase of property and equipment of $74,420, purchase of intangible assets of $23,186, an increase in short-term investment $2,701,116 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $2,701,116 short-term investments proceeds upon maturity.

Financing Activities

Net cash provided by financing activities amounted to $2,987,399 for the six months ended December 31, 2023, primarily consisting of proceeds from short-term bank loans of $14,666,970, proceeds from notes payable of 2,965,200, proceeds from borrowings from related parties as working capital of $6,299,295 and proceeds from borrowing from third-parties working capital of $ 746,000, offset by a repayment of short-term bank loans of $14,638,095, a repayment of notes payable of 1,425,200, a repayment of borrowings from related parties as working capital of $4,568,244, and a repayment of third parties borrowings of $746,000.

Net cash provided by financing activities amounted to $2,023,947 for the six months ended December 31, 2022, primarily consisting of proceeds from short-term bank loans of $14,145,794, proceeds from borrowings from related parties as working capital of $608,589 and proceeds from borrowing from third-parties working capital of $360,000, offset by a repayment of short-term bank loans of $12,841,626 and a repayment of third parties borrowings of $160,000.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2023 and June 30, 2023.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.